EXHIBIT 4.2
STOCK OPTION AGREEMENT WITH MR. STEPHEN T.D. DIXON

Notice of Grant of Stock Options and Option Agreement	ChromaVision Medical Systems, Inc. ID: 752649072 33171 Paseo Cerveza San Juan Capistrano, CA 92675

Stephen T. D. Dixon 30732 Hunt Club Drive San Juan Capistrano, CA USA 92675	Option Number: 00000737 Plan: STDD ID:

Effective 12/2/2002, you have been granted a(n) Non-Qualified Stock Option to buy 300,000 shares of ChromaVision Medical Systems, Inc. (the Company) stock at $1.6400 per share.

The total option price of the shares granted is $492,000.00.

Shares in each period will become fully vested on the date shown.

Shares	Vest Type	Full Vest	Expiration

75,000	On Vest Date	12/2/2003	12/2/2012
225,000	Monthly	12/2/2006	12/2/2012

/s/ Michael G. Schneider	12/02/03

ChromaVision Medical Systems, Inc.	Date

/s/ Stephen T. D. Dixon	12/2/03

Stephen T. D. Dixon	Date